

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2014

Via E-mail
Arthur Parrik
President
Spelzon Corp.
Bjorksundsslingan 29 nb
Stockholm, Sweden 12431702-751-8467

> **Re: Spelzon Corp.**
> **Registration Statement on Form S-1**
> **File No. 333-198338**
> **Filed August 25, 2014**

Dear Mr. Parrik:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Throughout your registration statement, you refer to verbal agreements with Mr. Parrik, your sole office and director, regarding the following:

- To present business opportunities to you first (p. 8);
- To provide funding for the registration process (p. 11);
- To work at least 10 hours per week (p. 19);
- To commit more time to you as required (p. 20);
- To work with no remuneration until sufficient revenue is generated (p. 21);
- That he will not be repaid for his advances to you from offering proceeds (p. 22); and
- That any loans by him will be repaid from revenues from operations (p. 22).

Please revise where appropriate to clarify whether these verbal agreements are binding and enforceable or whether they are at the discretion of Mr. Parrik. To the extent any of the agreements are binding or enforceable, please file a summary of any material oral contract pursuant to Item 601(b)(10) of Regulation S-K.

Cover Page

3.	As this is a best efforts, no minimum offering, it appears that you should remove the table as it may inappropriately suggest that you expect to generate proceeds from the offering of $100,000. Instead, please replace the table with narrative language informing investors of the range of possible outcomes with respect to the amount of proceeds to be generated from your offering. Further, disclose that there is no assurance that you will generate proceeds from the offering and that you may not even generate enough proceeds to cover your offering costs. Note that any references to the amount of proceeds should be disclosed net of offering costs which we note your estimate to be $9,000. This comment also applies to your disclosure regarding net proceeds in the summary section on page 6.

4.	Please revise your prospectus cover page to disclose the duration period of your offering and when it may be terminated. We note that you disclose on page 5 the offering period may be as long as one year and on page 14 that you expect your offering to be completed in 180 days. Please explain this discrepancy or revise as appropriate. Also, revise to provide the page number cross-reference required by Item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 4

5.	Please clarify here, and elsewhere as appropriate, where you will conduct your business operations, such as administrative functions, sales and marketing, and game development. While you discuss setting up offices on pages 11 and 12, there is no indication where your offices will be located.

6.   Please revise to describe your business plan in greater detail. For example, clarify whether you plan to produce games in English and whether your primary market for the games will be users in North America or the U.S. specifically.

7.   Please revise to prominently disclose that you are a shell company, as defined by Rule 405 of Regulation C and clarify the consequences of your shell company status to future sales of restricted securities under Rule 144. We note that your risk factor on page 9 does not mention the restrictions of the use of the exemption under Rule 144(i) for shell companies or prior shell companies.

The Offering

Securities Issued and Outstanding, page 6

8.   The number of shares of common stock outstanding in the summary is inconsistent with the information in your beneficial ownership table on page 22 and throughout the prospectus. Please revise or advise.

Risk Factors, page 6

9.   Please add risk factor disclosure addressing the difficulty investors may have in enforcing a judgment against you and your officers, given that your principal executive office and your sole officer and director are located in Sweden. Consider including a cross-reference to your discussion of federal securities law on page 19.

10.   We note that your sole officer and director lacks experience as an executive of a U.S. publicly traded company and appears to lack experience in managing a company that has generated revenues and/or developed or marketed a successful mobile game or application. Further, it does not appear that Mr. Parrik has a financial background. Please add risk factor disclosure addressing Mr. Parrik's lack of experience in these areas and specifically disclosing that your financial statements were prepared without a member of management having financial expertise or experience.

11.   Unless you will be filing a Form 8-A registration statement under Section 12(g) of the Exchange Act prior to the effectiveness of your initial public offering registration statement, please add a risk factor clarifying that as a Section 15(d) filer, you will not be a fully reporting company. Specifically, disclose that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act, and your periodic reporting obligations under Section 13(a) are automatically suspended under Section 15(d) of the Exchange Act if you have less than 300 shareholders.

12.   Please add a risk factor to clarify that once you are no longer an emerging growth company under the JOBS Act, you may be subject to many of the same exemptions if you are eligible for smaller reporting company filer status at that time. As a non-exclusive example, you should address that as both an emerging growth company and smaller reporting company, you are not required to provide an assessment of your disclosure controls and procedures and internal control over financial reporting, pursuant to Items 307 and 308 of Regulation S-K, until your second annual report is filed under Section 13(a) or 15(d) of the Exchange Act. Thus, there may be material weaknesses in your disclosure controls and procedures and internal control over financial reporting that are undiscovered and/or unreported.

Management's Discussion and Analysis

Plan of Operation, page 12

13.   Please revise to disclose the amount of cash you have as of the most recent practicable date.

Business Overview

General, page 17

14.   Please revise to clarify whether your sole software developer is Oleg Gamov. If so, please revise to identify him in your registration statement and describe his background, affiliations, and location.

15.   Please clarify that your initial mobile game being developed by Oleg Gamov is an iPhone application. Further, please clarify whether the prospective mobile game will be distributed for free.

Government Regulations, page 18

16.   Please revise to clarify whether you will conduct your operations directly or through a legal entity formed under Swedish law. Please provide a description of any Swedish regulations that will materially impact your business operations, including permits, registrations, licenses and the like that are necessary to operate lawfully in Sweden.

17.   Please clarify where the offering proceeds will be held within or outside of the U.S. If they will be located in Sweden or a non-U.S. country, please revise to clarify whether there are any restrictions on repatriating assets or funds to U.S. investors through liquidation or dividends, or on remitting funds to pay U.S.-related expenses such as taxes or SEC reporting compliance expenses.

Patents and Trademarks, page 18

18.   Please revise to clarify who owns the intellectual property related to the game developed by Oleg Gamov should you be unable to pay his fees under the agreement and add appropriate risk factor as warranted.

Directors, Executive Officers, Promoter and Control Persons, page 20

19.   Please revise to describe Mr. Parrik's business experience or employment from 2009 through the present. We note your disclosure on page 21 that Mr. Parrik devotes about 15 hours per week of his business time to you, but there is no description of his current activities beyond Spelzon and a vague reference to working on a "few programming projects." Further, on page 17, you reference his "experience and contacts," but there is no indication of what his experience or contacts entail.

Significant Employees, page 21

20.   Please explain how your sole officer is also independent contractor. If Mr. Parrik provides management services through a consulting agreement, formal or informal, please describe the terms of any such arrangement.

Certain Relationships and Related Transactions, page 22

21.   Please revise to disclose the loan amount made by Mr. Parrik to you and the most recent outstanding balance due.

22.   Please clarify whether you have any undisclosed promoters beyond Mr. Parrik. Please refer to Item 404(c) of Regulation S-K and Rule 405 of Regulation C.

Report of Independent Registered Public Accountant, page 27

23.   We note that the introductory paragraph of the report states that the statements of operations, stockholders' equity, and cash flows for the period ended July 31, 2014 were audited, but does not define the period (i.e., from inception to July 31, 2014). Please revise to include the specific period that is audited. Similar concerns apply to the opinion paragraph. Refer to Rule 2-02(a) and (c) of Regulation S-X.

24.   We note that the opinion paragraph does not state whether the balance sheet is in conformity with U.S. GAAP. Please revise to include this information. Refer to Rule 2-02(c) of Regulation S-X.

Recent Sales of Unregistered Securities, page 37

25.   Your disclosure in this section indicates that you issued 10 million shares of common stock to Mr. Parrik on November 20, 2013. These facts conflict with other disclosure in your registration statement that you were founded on March 7, 2014 and 6 million shares were issued to Mr. Parrik. Please revise as appropriate or advise.

Exhibits

26. Given that yours is a primary offering and the shares being offered have not yet been issued, please have counsel revise the legal opinion to clarify that the shares will be – and not "are" – legally issued, fully paid and non-assessable. Refer to Section II.B.1.a of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Frederick C. Bauman, Esq.